SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 20, 2017

I. Date, Time and Place: March 20, 2017, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling and Attendance: All the members of the Board of Directors. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Richard Freeman Lark Jr., to act as secretary of the meeting. IV. Agenda: To pass the resolution on the following matters: (i) The approval of the Management Proposal of 2017 fiscal year, which shall be submitted to the General Shareholders’ Meeting of the Company, as well as those other documents as required in the applicable laws, especially in CVM Instruction no. 481/09 (“INCVM 481/09”), among them: a) the Proposal for Allocation of 2016 Profit, and b) the Proposal for Global Compensation for Director’s and Executive Officers for the fiscal year of 2017; and (ii) the approval of calling a General Shareholders’ Meeting of the Company. V. Resolutions: After the necessary explanations were provided, and after detailed review of the documents referring to the matter hereof, were approved, by unanimous vote: (i) the Management Proposal of 2017 fiscal year, which shall be submitted to the General Shareholders’ Meeting of the Company, as well as those other documents as required in the applicable laws, especially in CVM Instruction no. 481/09 (“INCVM 481/09”), among them: a) the Proposal for Allocation of 2016 Profit, in which the Management of the Company recommends that 100% of the profit of 2016, R$ 849.619.519,59 (eight hundred and forty nine millions, six hundred and nineteen thousand, and five hundred and nineteen reais, and fifty nine centavos), shall be used to absorb the accumulated losses, under the article 189 of L.nº 6.404/76; and b) the Proposal for Global Compensation for Director’s and Executive Officers for the fiscal year of 2017, in the amount up of to R$ 20.495.982,00 (twenty millions, four hundred and ninety five thousand, nine hundred and eighty two reais). The Management of the Company recommends the approval of the items of the Management Proposal in the General Shareholders’ Meeting. The Management Proposal and the related documents to the General Shareholders’ Meeting, were duly signed and filed at the head office of the Company, and will be disclosure to the shareholders in the legal time; and (ii) the approval of calling a General Shareholders’ Meeting of the Company, to be held on April 20th, 2017, under the terms of the article 123 of L. nº 6.404/76, which call notice will be approved and disclosed in the legal time. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Richard Freeman Lark Jr. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constantino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, March 20, 2017.

___________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Richard Freeman Lark Jr. Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.